                                              -------------------------------
                                              /        OMB APPROVAL         /
                                              -------------------------------
                                              / OMB Number:       3235-0145 /
                                              / Expires:     August 31,1999 /
                                              / Estimated average burden    /
                                              / hours per response ... 14.90/
                                              -------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934


                            3Dfx Interactive, Inc.
                      ------------------------------------
                                (Name of Issuer)

                                 Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                   88553X103
                                  -----------
                                 (CUSIP Number)

                               December 31, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [_]  See Rule 13d-1(b)

  [_]  See Rule 13d-1(c)

  [X]  See Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (10-88)

                               Page 1 of 5 pages

-----------------------
  CUSIP NO. 88553X103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

      CTI Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) XX
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             3,908,472
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,908,472
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,908,472
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9,9% (based on 39,448,733 shares reported as outstanding as of October 31,
      2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      CO

------------------------------------------------------------------------------

                               Page 2 of 5 pages

-----------------------
  CUSIP NO. 88553X103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

      Creative Technology Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) XX
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Singapore

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             3,908,472
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,908,472
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,908,472
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9,9% (based on 39,448,733 shares reported as outstanding as of October 31,
      2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      CO

------------------------------------------------------------------------------

                               Page 3 of 5 pages

                             JOINT FILING STATEMENT

   Pursuant to Rule 13d-1 (k) (l), we, the undersigned, hereby express our agreement that the attached Schedule 13-G is filed on behalf of each of us,

Date: February 14, 2001

                        /s/  Ng Keh Long
                        ---------------------------------------
                                                  Signature

                        Ng Keh Long, President, CTI Limited
                        ---------------------------------------


Date: February 14, 2001

                         /s/  Ng Keh Long
                         ---------------------------------------
                                                  Signature

                         Ng Keh Long, Chief Financial Officer, Creative
                         ----------------------------------------------
                         Technology Ltd.
                         ---------------

 Item 1.

          (a) Name of Issuer:  3Dfx Interactive, Inc.

          (b) Address of Issuer's Principal Executive Offices: 4435 Fortran Drive, San Jose, CA 95134

Item 2.

(a), (b), (c) This statement is filed on behalf of CTI Limited, a Bermuda corporation and a wholly-owned subsidiary of Creative Technology Ltd. The address of the principal business and principal executive office for CTI Limited is c/o Creative Technology Ltd., 31 International Business Park, Creative Resource, Singapore 609921. The principal business of Creative Technology Ltd. is the design, manufacture and distribution of multimedia products and peripherals for personal computers. The name and address of the principal business and principal executive office for Creative Labs, Inc., Creative Technology Ltd.'s principal United States subsidiary, is 1901 McCarthy Blvd., Milpitas, CA 95035. Creative Technology Ltd. is a corporation organized under the laws of Singapore.

          (d) Title of Class of Securities: Common Stock

          (e) CUSIP Number: 88553X103

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           Not applicable

Item 4. Ownership

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) As of December 31, 2000 CTI Limited and Creative Technology Ltd. beneficially owned 3,908,472 shares of the Issuer's Common Stock.

          (b) CTI Limited and Creative Technology Ltd.'s ownership represents approximately 9.9% of the 39,448,733 shares of Common Stock of Issuer outstanding as of October 31, 2000 (based in Issuer's Form 10-Q dated October 31, 2000 and filed on December 20,
                2000).

          (c) CTI Limited and Creative Technology Ltd. have shared power to vote or direct the vote, and dispose or direct the disposition of, all of the shares described above.

           Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

                               Page 4 of 5 pages

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

Date:  February 14, 2001

                         /s/  Ng Keh Long
                         ---------------------------------------
                                                  Signature

                         Ng Keh Long, President, CTI Limited
                         ---------------------------------------

Date:  February 14, 2001

                         /s/ Ng Keh Long
                         ---------------------------------------
                                                  Signature

                         Ng Keh Long, Chief Financial Officer, Creative
                         ----------------------------------------------
                         Technology Ltd.
                         ---------------

                               Page 5 of 5 pages